Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Formation/Organization

Oculis Holding AG	Switzerland
Oculis Operations Sàrl	Switzerland
Oculis ehf.	Iceland
Oculis US, Inc.	United States
Oculis France Sàrl	France
Oculis HK, Ltd	Hong Kong
Neurocol IP Sàrl	Switzerland
Neurocol Operations Sàrl	Switzerland